CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees

Wells Fargo Funds Trust

We consent to the use of our reports dated March 29, 2018, with respect to the financial statements of Wells Fargo Cash Investment Money Market Fund, Wells Fargo Government Money Market Fund, Wells Fargo Heritage Money Market Fund, Wells Fargo Money Market Fund, Wells Fargo Municipal Cash Management Money Market Fund, Wells Fargo National Tax-Free Money Market Fund, Wells Fargo Treasury Plus Money Market Fund, and Wells Fargo 100% Treasury Money Market Fund, eight of the funds comprising the Wells Fargo Funds Trust, as of January 31, 2018, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

May 25, 2018